August 22, 2011

Via EDGAR

Division of Corporation Finance
US Securities and Exchange Commission
Washington, DC 20549

Re:    Consumer Portfolio Services, Inc.
 Post-Effective Amendment One to Registration Statement on Form S-1
File number 333-168976

Ladies and gentlemen

We are filing today a first post-effective amendment to the registration statement identified above (the "Registration Statement").

The Registration Statement covers a continuous public offering of debt.  Because our market capitalization is below the level that would make the offering eligible for registration on Form S-3, the Registration Statement is filed on Form S-1.

The purpose of this post-effective amendment is to include updated financial statements.

Very truly yours
CONSUMER PORTFOLIO SERVICES, INC.

By: /s/ Mark Creatura